Exhibit 1.1(a)

chinadotcom Q3 2002 Revenues Increase 6% and Net
Loss Narrows by 58% q-q

Company focuses on broad-based software initiatives and
continued IP–related investments

chinadotcom’s Q3 2002 Results Highlights:

•	Q3 2002 revenues increased 6% to US$16.1 million over the last quarter despite a challenging operating environment.

•	Q3 2002 net loss fell 58% to US$3.3 million quarter-over-quarter, the best company performance in 9 quarters.

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The company established a new software division, CDC Software, to further develop proprietary software, to form strategic relationships with leading software vendors and to offer its own Software Development Center’s capabilities as an outsourcing conduit.

•	The company maintained its strong balance sheet position with an increase of 2% in net cash and cash equivalents, the second consecutive quarter of growth.

[Hong Kong, November 8, 2002] chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise solutions company in Asia, today announced its financial results for the third quarter ending September 30, 2002 under US GAAP. The company reported a sequential growth of 6% in quarterly revenues, although on a year to year basis revenues fell by 7% compared to 3Q 2001. However, this was more than offset by a 42% reduction in SG&A year on year from US$21.8 million in Q3 2001 to US$12.6 million in Q3 2002. As a result, cash operating loss fell 52% year on year to US$7.6 million, from US$15.9 million in Q3 2001, while net loss narrowed by 87% to US$3.3 million from US$24.8 million a year ago. Q3 2002 loss per share was US$0.03 versus US$0.24 in Q3 2001, an improvement of 87%.

For Q3 2002, revenue rose 6% to US$16.1 million compared to US$15.2 million in Q2 2002. Gross margin of 31% was US$4.9 million, down from 33%, or US$5.0 million in Q2 2002, primarily relating to ongoing price pressure in technology services and the on-line advertising network business. SG&A expenses rose 14% in Q3 2002 to US$12.6 million versus US$11.1 million in Q2 2002, including US$2.7 million of one-time restructuring costs and other provisions. Excluding one-time items for both quarters, recurrent SG&A fell 8% to US$9.9 million from US$10.8 million in Q2 2002. As a result of the one-time provisions, Q3 2002 cash operating loss rose to US$7.6 million, up from US$6.2 million in Q2 2002. Q3 2002 net loss fell 58% to US$3.3 million quarter-over-quarter, the best company performance in 9 quarters.

“Despite difficult market conditions, we have continued to make progress posting our best financial performance in over 2 years and another quarter with an increased net cash position,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom. “Yet we anticipate that due to our ongoing restructuring and departure from the on-line network advertising business our current revenue base may not be sustained in the short term, and that the mix of revenues will trend further towards software related categories in future. We believe that the development and sales of higher-margin software products puts the company in a better position toward reaching our long term restructuring goals.”

The information presented in the results highlights herein should be read in conjunction with the more detailed financial statements included at the end of this press release.

Establishment of CDC Software and continued IP-related initiatives

During the quarter, the company established a new division – CDC Software Corporation, as part of its evolution towards a broader base of recurrent revenue and higher-margin products and services.

Its primary objectives are to:

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Continue with its own development of software products in Greater China based on both Microsoft and Unix open architectures. Principal areas of focus will be in the enterprise application space including Business Intelligence (BI), Enterprise Resource Planning (ERP), and Payroll and Human Resources Management.

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Offer its own Software Development Center’s capabilities in the PRC as an out-sourcing conduit for low-cost, high-quality software development for our acquired and invested companies as well as internationally established software companies, who are looking to reduce their overall research and development costs as part of their overall development initiatives.

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Develop deeper strategic relationships with internationally established software vendors to broaden our software product offering in the Greater China and Asia Pacific regions. These agreements will also include product bundling and joint-marketing efforts with other software vendors.

After the close of the quarter the company also established a strategic partnership with Sagent Technology, Inc. (NASDAQ: SGNT), a leading provider of enterprise business intelligence solutions. The CDC Software partnership with Sagent includes a secured loan of up to US$7 million to provide Sagent with funds for working capital and other general corporate purposes, as well as warrants to purchase up to 8 million shares of Sagent’s stock. The company is currently working with Sagent to establish a number of potential operating agreements in the future.

The company continues to work to develop and deepen long-term relationships with strategic technology and software partners, such as Vignette, a leading global real-time content management software solution provider. The company has installed Vignette software in a number of leading clients including Cathay Pacific, China Eastern Airlines and Shanghai Cable Network Company.

CDC Software also secured a strategic technology alliance with a major US-based travel sector software firm. The alliance immediately increased the company’s software capabilities to expand further into the hotel sector of Greater China. The newly bundled, jointly-marketed software is designed to offer seamless business intelligence and reporting from both front and back office of a hotel’s operations.

In China, the company has appointed eight Value-Added Resellers (VAR) of its software products to date. These companies will resell and recommend chinadotcom’s self developed software products to their clients. Such products include PowerBooks (an integrated Management Information System in Financial Accounting), PowerHRP (Human Resources Payroll management), PowerATS (Attendance Tracking System), PowerPay+ and Power-eHR.

“We are working hard to re-position our company towards higher value-added software development and IP-related investments in the Asia Pacific region and particularly in China. While CDC Software’s launch and strategic initiatives are in the early stages, we see software services and products as a business segment with great potential in the longer term to improve our quality and mix of revenue”, commented Peter Yip, Chief Executive Officer of chinadotcom corporation. “While we recognize there are still difficult decisions ahead, namely in further rationalizing non-performing or low-margin businesses, our team is working hard to serve customers effectively, develop new products and execute our integrated strategy to better position the company for the future.”

Progress in Our Operations

•	Technology Services

Technology services revenues fell 8% quarter on quarter but the group continued to make progress building its base of long-term, recurring work derived from application outsourcing, government services and software implementation and support. This is evidenced by the significant increase in the average contract size of the group’s top 10 and top 20 clients. The average top 10 contract size increased from US$0.8 million to US$1.3 million while the average size of the top 20 contracts increased from US$0.6 million to $0.8 million. Other highlights for the quarter were an increase in utilization from 66% to 73% and some significant contract wins.

Our technology services arm won an initial multi-million Hong Kong dollar assignment to design and deploy a content management system for the Hong Kong Government’s Housing Authority using a Vignette solution. Other client activity included new work with NKB, Hi-Net, and British Petroleum, and continuing work with Cathay Pacific, Emirates Airlines, Sony and HSBC.

•	Marketing & Media Services

During the quarter CDC continued the migration from lower margin on-line advertising revenues to higher margin sales of proprietary marketing data and associated services, leveraging off its existing Australian-based marketing properties. The current strategy involves development and enhancement of the existing proprietary marketing databases, low cost extension into recurring subscription based data services and solidification of existing sales channel relationships. Opportunities also exist to expand the marketing database business into other Asian markets, utilizing the expertise and core competencies inherent in the Australian-based operations. It is also anticipated that the marketing services arm can leverage off the company’s ongoing investments into new entities by introducing any data-mining, marketing analytics and business intelligence products of the new companies into existing marketing clients.

Other Developments

With regards to the company’s announced share repurchase program, to date the company has purchased approximately 1.76 million common shares for an aggregate purchase value of US$4.4 million. Depending on market conditions and other factors, repurchases may be made from time to time in the open market and in negotiated transactions, including block transactions, and may be discontinued at any time. As of November 8, 2002, chinadotcom has approximately 101.2 million common shares outstanding.

At the end of the third quarter the company reduced its borrowings under collateralized credit lines to US$10 million from US$51 million at the start of the quarter. Going forward the company anticipates it will continue to use collateralized credit lines for short-term working capital, operational and investment purposes.

“We are excited by the initial steps made towards realizing our long-term, focused software and services strategy. We believe that there is a substantial market opportunity for mid-tier localized enterprise solutions in the Greater China region, which dovetails with the potential revenue opportunity of partnering with global software companies who look to the region as a low-cost development center.” Raymond Ch’ien, Executive Chairman said, “We look forward to the future with confidence.”

Conference Call

chinadotcom will hold a conference call to review its third quarter 2002 earnings and operations at 8:00 pm on November 8, 2002 Hong Kong time. Investors can call at that time to US Toll Free: 888-390-6586, US Toll Number: 712-271-3300, or Hong Kong Number: 852-2258-4100;

alternatively the conference call can be heard on the Internet at [http://webcast-talkpoint.ibeam.com/starthere.asp?pres=20883]. For those unable to listen to call in or listen to the live broadcast via the web, a replay will be available after the call at http://www.corp.china.com/.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, with over 1,000 employees — the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

A separate software entity, CDC Software Corporation, has been established to spearhead the company’s strategy to move up the value curve in the software services and products area. It focuses on building up the company’s IP assets base, establishing partnerships with software vendors and broadening its overall software product offerings in the areas of enterprise solutions and integration. It currently has 1,000 installations and 400 customers in Greater China.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties, including those relating to the company’s ability to grow its software business and accomplish its software objectives, sustain its revenues, make progress in its financial results, reduce its cash usage from existing operations, migrate from to higher margin services and reach breakeven or profitability. All statements other than statements of historical fact, including those with respect to the company’s goals, plans, prospects and strategies are forward-looking statements. The following factors and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize our strategic objectives by taking advantage of market opportunities in its geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of our current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate its operations or new acquisitions in accordance with its business strategy; (d) the effects of our restructurings and the ability to successfully support our operations; (e) the potential negative reaction by our customers or our shareholders to our reduced size or market capitalization; (f) the ability to recruit and retain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies and manage an increasingly broad range of businesses; (i) negotiations of claims with and reduced importance of its material shareholders; (j) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of our software; (k) increased global competition; (l) manage regulatory and litigation risks; (m) the ability to rationalize its operations in a cost effective manner, particularly as related to certain subsidiaries and employees; (n) technological changes and developments; (o) general risks of the Internet, marketing and software sectors; and (p) the uncertain economic and political climate in Asia, the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

As the company continues its evolution towards a long term software and services strategy, the role of its current or former material shareholders is no longer, and is not expected to be, material or strategic to the company’s operations or results and therefore, increases the likelihood that these material shareholders will seek to materially reduce their holdings in chinadotcom shares. In the process of exiting or reducing its current or former operations, the company has engaged in negotiations with each of its material shareholders to resolve various respective claims which necessarily strain its relationship with these material shareholders. These negotiations could result in liabilities, arbitration, litigation, settlement or unfavorable publicity, any of which could divert significant amounts of the company’s management time and other corporate resources. The four current and former material shareholders are AOL Time Warner Inc., a subsidiary of Xinhua News Agency, a subsidiary of New World Infrastructure Limited and 24/7 Real Media, Inc.

Pro forma and recurrent results, which generally exclude non-operational, non-cash expenses as well as one-time charges, are provided as a complement to results provided in accordance with US GAAP. Pro forma operating results exclude the line items as explicitly listed on the company’s pro forma statements of operations that accompany this press release. While chinadotcom believes that its pro forma financial results as attached are reflective of its recurrent trends and the on-going status of our business, there can be no assurance that its pro forma results will accurately reflect these trends and status and therefore, its investors are urged not to rely solely upon the pro forma results when making their investing decision and the pro forma results should always be reviewed together with its actual financial results as attached.

For a detailed discussion of these and other cautionary statements that could affect the company’s business and financial results, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission (SEC), including but not limited to the company’s Annual Report on Form 20-F and its other SEC filed reports. All documents also are available from chinadotcom’s corporate web site at www.corp.china.com. Notwithstanding changes in the above listed factors or any others that may affect the company’s forward-looking statements that may occur in the interim, the company does not expect to update its forward-looking statement included in this release until the release of its next quarterly earnings announcement; however, chinadotcom reserves the right to update the full forward-looking statement or any portion thereof at any time for any reason.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com

Notes to the EDITOR:

We define the following lines of business as:

Technology Services: these include our enterprise solutions businesses of application outsourcing, custom software development, enterprise application integration and e-business consulting, and are recorded within the e-business Solutions segment of the Consolidated Statement of Operations. Sometimes referred to as e-solutions or e-business solutions.

Marketing & Media Services: these include our enterprise solutions businesses of online advertising, integrated media planning, data services, call center services and media channels of online portals, offline media and trade publications, and are recorded within the Advertising segment within the Consolidated Statement of Operations. Sometimes referred to in separate terms as e-marketing when referring to Marketing Services or media assets when referring to Media Services.

Software Products: these include all our proprietary software products including Customer Relationship Management (CRM) software – PowerCRM; Financial Accounting Management software – PowerBooks; Business Intelligence software – PowerBI; HR and Payroll Systems software – Power HRP, Power ATS (Attendee Tracking System), PowerPay+, PowerESS (Employee Self Service); E-marketing software – expresso, and are recorded in the Sale of IT Products segment within the Consolidated Statement of Operations.